EXHIBIT 99.9

OFFICER'S CERTIFICATE

Pursuant to Section 2.20 of National Instrument 54-101:
Communication with Beneficial Owners of Securities of a Reporting Issuer
(the "Instrument")

I, Michael O'Connor, President and Chief Executive Officer of Cream Minerals Ltd., ("CMA"),
do hereby certify that CMA:

1.
has arranged to have proxy-related materials for the annual general and special meeting of CMA's securityholders to be held on September 27, 2013 (the "Meeting") sent, in compliance with the Instrument, to all beneficial owners of CMA's securities, at least 21 days before the date fixed for the Meeting;

2.	has arranged to have carried out all of the requirements of the Instrument, in addition to those described in paragraph 1 above; and

3.	is relying on section 2.20 of the Instrument to abridge the time requirements set out in sections 2.2(1) and 2.5(1) ofthe Instrument.

CERTIFIED this 30th day of August, 2013.

CREAM MINERALS LTD.

Per:	"Michael O'Connor"
Michael O'Connor
President and Chief Executive Officer